SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[August 30, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________________

SIGNATURES
METSO TO SUPPLY A WASTE PROCESSING PLANT TO CHINA

SIGNATURES

Date August 30, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY A WASTE PROCESSING PLANT TO CHINA

(Helsinki, Finland, August 30, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) rock and mineral processing business area Metso Minerals will supply a waste incineration plant to SCIP Swire SITA Waste Services Co. Ltd. located in Shanghai, China. The plant will be started up in 2006 and will be the largest and most modern commercial hazardous waste processing facility in China. The customer has requested that the value of the order is not disclosed.

Metso Minerals’ order comprises the design, equipment supply, and start-up assistance of the plant. The plant will consist of two parallel processing trains. Waste materials will be destroyed in a rotary kiln and post combustion system. The system will use the recovered energy from the post combustion gases that will be cleaned by an emission control system. The plant will be designed to process approximately 60,000 tons per year of a combination of solid, liquid and gaseous wastes. The new facility will provide waste processing services for the Shanghai area industry.

The ECP contract for the project was awarded to China Tianchen Chemical Engineering Corp. (TCC). The client for the waste incineration plant, SCIP Swire SITA Waste Services Co. Ltd. (SCIP SSWS), was established as a joint-venture between SCIP DC, Swire SITA as well as New World HK with a minority holding in the joint venture. SCIP DC is the developer of the Shanghai Chemical Industry Park (SCIP). Swire SITA is the one of the leading waste management specialists in Hong Kong.

Metso Minerals has supplied approximately 30 corresponding incinerators all over the world. The order from China will be Metso Minerals’ first incinerator delivery to China.

Waste incineration equipment and other pyro processing is part of the minerals processing offering of Metso Minerals. Pyro processing is used to increase the economic value of ores, minerals, waste and related materials by changing their mechanical and/or chemical properties through the addition or removal of heat.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Ken Gardner, Manager, Product & Sales Support, Metso Minerals, Danville, Pennsylvania USA: Tel:+1-570-275-3050, fax: +1-570-275-6789
China: Steve Wang, Sales Director China, Metso Minerals China Region, tel. +86-10-6566-6600, fax: +86-10-6566-2583, email: steve.wang@metso.com

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.